EX99.4

Westport Fuel Systems Proposes Offering of

Common Shares

July 13, 2017

VANCOUVER, BC – Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) announced today that it intends to offer and sell common shares in an underwritten public offering (the “Offering”). Westport Fuel Systems also expects to grant the underwriters a 30-day option to purchase additional common shares. The Offering is subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. No common shares will be sold or offered in Canada or to any resident of Canada pursuant to the Offering.

Oppenheimer & Co. Inc. is acting as the sole book-running manager for the Offering. Craig-Hallum Capital Group LLC will act as the co-lead manager. When available, copies of the U.S. preliminary prospectus supplement can be accessed through the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, and copies of the Canadian preliminary prospectus supplement are available at www.sedar.com.

Westport Fuel Systems has applied to the Toronto Stock Exchange for the additional listing of the common shares issued under the Offering, which listing will be subject to fulfillment of all of the listing requirements of the exchange.

The Offering will be made only by means of Westport Fuel Systems prospectus supplement and accompanying short form base shelf prospectus. When available, copies of the prospectus supplement, the final prospectus supplement and accompanying base prospectus related to this Offering may be obtained from the SEC’s website at www.sec.gov or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at 212-667-8563, or by e-mail at EquityProspectus@opco.com.

Certain directors and executive officers of Westport Fuel Systems intend to purchase common shares pursuant to a non-brokered private placement in Canada only (the “Concurrent Private Placement”). The Concurrent Private Placement does not form part of the Offering. The closing of the Concurrent Private Placement is expected to take place concurrently with the closing of the Offering. The common shares issued pursuant to the Concurrent Private Placement will be subject to a seasoning period or statutory hold period, as applicable. Westport Fuel Systems has applied to The NASDAQ Global Select Market and the Toronto Stock Exchange for the additional listing of the common shares issued under the Concurrent Private Placement, which listing will be subject to fulfillment of all of the listing requirements of the exchanges.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport Fuel Systems in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Caroline Sawamoto

Manager, Investor Relations and Communications

Westport Fuel Systems

T: +1 604-718-2046

invest@wfsinc.com

This press release contains forward-looking statements, including statements regarding the completion of, benefits and timing of the referenced offering or the concurrent private placement. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks, and are based on assumptions, related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form, the preliminary prospectus supplement and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.